Exhibit 21.1

List of Subsidiaries

At the time of this offering, the following entities will become subsidiaries of Evercore LP:

Name	Jurisdiction of Incorporation or Organization

Evercore Group Holdings L.P.	Delaware

Evercore Group Holdings L.L.C.	Delaware

Evercore Partners Services East L.L.C.	Delaware

Evercore Financial Advisors L.L.C.	Delaware

Evercore Restructuring L.L.C.	Delaware

Evercore Advisors Inc. (successor)	Delaware

Evercore Advisors L.L.C.	Delaware

Evercore Venture Advisors L.L.C.	Delaware

Evercore Group L.L.C.	Delaware

Evercore Properties Inc. (successor)	Delaware

Protego Asesores, S.A. de C.V.	Mexico

Protego Casa de Bolsa, S.A. de C.V.	Mexico

Protego Administradores, S.A. de C.V.	Mexico

Protego PE, S.A. de C.V.	Mexico

Protego Servicios, S.C.	Mexico